FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH, 2005

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

- Lund Gold Ltd. News Release Dated March 1, 2005,

- Lund Gold Ltd. Interim Financial Statements for the Period Ended December 31, 2004,

- Form 52-109FT2, Certification of Interim Filings during Transition Period – CEO,

- Form 52-109FT2, Certification of Interim Filings during Transition Period – CFO.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

April 5, 2005

By:

“Chet Idziszek”

 James G. Stewart

Its:

President

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

April 5, 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Mr. Russell Brenner, Securities & Exchange Commission

Miller Thomson, Attention:  Mr. Rupert Legge

LUND GOLD LTD.	OROMIN EXPLORATIONS LTD.
Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9 Phone: 604-331-8772

Trading Symbol: TSX Venture – LGD Website: www.lundgold.com	Trading Symbols: TSX Venture – OLE Web Site: www.oromin.com

March 1, 2005

LUND AND OROMIN ACQUIRE BRAZILIAN GOLD PROPERTY

Lund Gold Ltd. (“Lund”) and Oromin Explorations Ltd. (“Oromin”) are pleased to announce that they have been granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The Carneirinho Property is located approximately 200 kilometres southwest of the city of Itaituba within the very active Tapajós region, generally regarded as the premier epithermal gold district in Brazil.  The Carneirinho Property lies approximately 30 kilometres northwest of the Tocantinzinho Property currently being explored by Brazauro Resources Corp.

Extensive former and current garimpeiro workings are located within the Carneirinho Property. Since 1996 when garimpeiro activity and small-scale mining began, historical production from the property is reported to be approximately 3 tonnes of gold.  At the Carneirinho Property’s main garimpeiro pit, Antonio de Luca, a total of 600 kilograms of gold were reportedly produced from the 70 metre long, 25 metre wide and 25 metre deep excavation.

Antonio de Luca is one of a series of garimpeiro pits excavated along the 800 metre long Araguari structural trend.  The Araguari structure is open to expansion beyond the current area of former and current workings.  Limited exploration by TVX Gold Inc. (“TVX”) in 1996 and 1997 outlined at least two parallel structures, the Duesdeth and the Cuiabano.  These structural trends are components of the Tapajós regional structural zone, a 200 kilometre long regional-scale northeast-southwest trending shear zone that accounts for the majority of the 7 to 10 million ounces of gold produced by garimpeiros in the Tapajós region.

Exploration undertaken by TVX included soil geochemistry, induced polarization (“IP”) and magnetics geophysical surveying, structure lineament analysis, rock and saprolite channel sampling and drilling of three core holes. Lund and Oromin’s Brazil based geological consultant is José Lenzi, formerly the Exploration Manager for TVX, who is very familiar with the exploration potential of the Tapajós region in general and the Carneirinho Property in particular.

Channel sampling results reported by TVX are outlined below:

Structural Trend	Garimpeiro Pit	Gold (g/t)	Sample Length (m)
Araguari	Antonio de Luca	12.68	26.0
	Joao Pinto	0.09	8.0
		10.83	7.0
Deusdeth	Deusdeth	9.03	10.0
		12.06	2.0
		2.34	4.0
		5.70	4.5
		0.09	7.0
	Fininho	1.94	13.6
		12.38	1.9

Lund and Oromin’s Brazil based geological consultant believes that TVX’s three drill holes were not properly located and oriented to test the mineralization identified on surface.  One hole intersected a diabase intrusive at the projected depth of the mineralized zone and a second hole was oriented incorrectly, drilling sub-parallel to the projected dip of the mineralized zone, and was stopped prior to reaching the target.  The third hole tested on IP anomaly adjacent to, but off the trend of the mineralized structural zone and was terminated prematurely as it reached a sulphidized phyllic alteration zone.

The Carneirinho Property is underlain by granitic units and rhyolite flows – volcanic sediments that have been intruded by younger alkali-granites.  These younger alkali-granite units, directly linked to gold mineralization at Carneirinho, have intruded along the Tapajós regional NW-trending structural corridor and along intersection zones with late NE-trending structural systems.  Similar geological and structural controls commonly occur throughout the Tapajós region.

Representatives of Lund and Oromin paid a brief visit to the Carneirinho Property to assess the geologic potential of the previously identified mineralized structural trends.  Although the majority of former garimpeiro sites were covered by more recent tailings and were no longer active, the representatives were able to collect three character grab samples from saprolite at the Deusdeth garimpeiro pit that returned assay values of 2.49 g/t gold, 4.63 g/t gold and 17.85 g/t gold.  One additional sample taken from the only currently active garimpeiro operation located between the Antonio de Luca and Joao Pinto pits returned an assay value of 9.30 g/t gold.  Three other samples, taken from non-altered, non-mineralized saprolite at various locations on the property, returned less than 100 ppb gold.

Lund and Oromin plan to initiate exploration activities as soon as crews can be mobilized to Carneirinho.  Preliminary evaluation will include geological mapping, prospecting, channel sampling and auger drill sampling.  Additional geophysics covering an area larger than previous ground surveys and core drilling is also proposed as a second phase program.

The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and Oromin jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and Oromin must pay the vendor US$50,000 on or before April 30, 2005 and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and Oromin must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

In connection with this acquisition, Lund and Oromin have agreed, subject to regulatory approval, to pay a finders fee to José Lenzi based on the number of ounces of gold discovered by Lund and Oromin as a result of its exploration of the Carneirinho Property, as calculated by a “qualified person” in compliance with the provisions of National Instrument 43-101.

On behalf of the Board of Directors of LUND GOLD LTD. “Chet Idziszek” Chet Idziszek, President	On behalf of the Board of Directors of OROMIN EXPLORATIONS LTD. “Chet Idziszek” Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended December 31, 2004

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended December 31, 2004.

LUND GOLD LTD.

(An exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	December 31, 2004	June 30, 2004

ASSETS

Current
Cash and cash equivalents	$ 1,050,668	$ 621,594
Receivables	33,571	9,300
Prepaid expenses and deposits	3,857	3,857
	1,088,096	634,751

Resource properties (Note 4)	1,105,243	563,652
Equipment	14,528	13,457

	$ 2,207,867	$ 1,211,860

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 22,084	$ 61,717

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
17,045,617 (June 30, 2004 – 11,566,567) common shares	10,275,375	9,170,275
Contributed surplus (Note 5)	551,139	430,590
Deficit	(8,640,731)	(8,450,722)

	2,185,783	1,150,143

	$ 2,207,867	$ 1,211,860

Nature of operations and going concern (Note 1)

Subsequent event (Note 11)

Approved by the Board

“Chet Idziszek”                      Director

            “James G. Stewart”               Director

LUND GOLD LTD.

 (An exploration stage company)

Consolidated Statements of Loss and Deficit

For the six months ended December 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended December 31, 2004	Three Months Ended December 31, 2003	Six Months Ended December 31, 2004	Six Months Ended December 31, 2003

EXPENSES
Amortization	$ 1,015	$ 844	$ 1,931	$ 1,688
Audit and accounting	2,240	7,700	2,240	13,700
Consulting fees	-	15,000	5,000	24,300
Filing fees	13,418	10,160	13,584	14,094
Interest expense and loan Bonus	-	91	-	43,284
Legal fees	20,053	16,555	22,994	30,305
Office and general	8,290	13,916	16,211	14,127
Rent	7,821	14,843	15,646	22,485
Shareholders’ information	3,242	4,691	3,242	5,898
Stock-based compensation (Note 6)	-	-	10,165	108,351
Transfer agent’s fees	4,652	3,664	6,563	9,175
Travel and public relations	12,140	33,724	31,677	73,272
Wages	37,881	25,245	63,762	35,117
	110,752	146,433	193,015	395,796

OTHER INCOME (EXPENSE)

Interest income	1,890	354	2,884	1,433
Foreign exchange gain	112	-	122	-
	2,002	354	3,006	1,433

Loss for the period	(108,750)	(146,079)	(190,009)	(394,363)

Deficit – Beginning of period	(8,531,981)	(7,882,230)	(8,450,722)	(7,633,946)

Deficit – End of period	$ (8,640,731)	$ (8,028,309)	$ (8,640,731)	$ (8,028,309)

Basic and diluted loss per Share	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.06)

Weighted average number of Shares outstanding	13,945,647	7,802,566	12,761,488	7,060,429

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the six months ended December 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended December 31, 2004	Three Months Ended December 31, 2003	Six Months Ended December 31, 2004	Six Months Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (108,750)	$ (146,079)	$ (190,009)	$ (394,363)
Items not affecting cash
Amortization	1,015	844	1,931	1,688
Stock-based compensation	-	-	10,165	108,351
Change in non-cash working capital items
Receivables	(12,814)	(7,338)	(24,271)	(10,593)
Accounts payable and accrued liabilities	(21,403)	94,213	(37,354)	101,128
	(141,952)	(58,360)	(239,538)	(193,789)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital stock issued for cash	1,208,734	89,105	1,215,484	333,405
Proceeds from share subscription	-	25,000	-	25,000
	1,208,734	114,105	1,215,484	358,405

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of equipment	-	(2,776)	(3,002)	(2,776)
Expenditure on resource properties	(287,674)	(70,743)	(543,870)	(201,903)
	(287,674)	(73,519)	(546,872)	(204,679)

Change in cash and cash equivalents	779,108	(17,774)	429,074	(40,063)

Cash and cash equivalents – Beginning of Period	271,560	76,808	621,594	99,097

Cash and cash equivalents – End of Period	$ 1,050,668	$ 59,034	$ 1,050,668	$ 59,034

Supplemental disclosure with respect to cash flows (Note 10)

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2004

1.

Nature of Operations and Going Concern

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

As at December 31, 2004, the Company has working capital of $1,066,012.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

Interim Unaudited Financial Statements

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing for the year ended June 30, 2004.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2004

3.

Significant Accounting Policies

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

Resource PropertIES

Aldebarán Property, Brazil

Balance, June 30, 2004	$ 563,652

Acquisition	9,939
Camp prep and admin	51,428
Drilling	172,275
Geology	93,551
Geophysics	3,136
Local exploration	177,530
Land and Legal	8,535
Transportation and Travel	25,197
541,591

Balance, December 31, 2004	$ 1,105,243

5.

Capital Stock and Contributed Surplus

	Number of Shares	Amount	Contributed Surplus

Balance as at June 30, 2004	11,566,567	$ 9,170,275	$ 430,590
Private placement	5,180,550	1,060,325	-
Broker warrants	-	-	110,384
Exercise of warrants	298,500	44,775	-
Stock-based compensation	-	-	10,165

Balance as at December 31, 2004	17,045,617	$ 10,275,375	$ 551,139

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2004

5.

Capital Stock and Contributed Surplus (cont’d…)

In November, 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected yield of 0.0%.

6.

STOCK OPTIONS

The total fair value of stock options granted during the current period entitling the purchase of up to 59,000 common shares at an exercise price of $0.25 per share until July 22, 2009, was $10,165 which has been recorded in the results of operations as stock-based compensation.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate	3.48%
Expected life	5 years
Annualized volatility	85.43%
Dividend rate	0%

As at December 31, 2004, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.52	474,000	September 8, 2008
0.65	21,500	September 12, 2008
0.25	59,000	July 22, 2009

	554,500

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2004

7.

WARRANTS

As at December 31, 2004, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

851,000	$ 0.15	July 10, 2005
1,907,500	0.15	August 1, 2005
453,095	0.20	August 1, 2005
215,000	0.25	September 10, 2005
1,499,999	0.45 then at 0.60	February 26, 2005 February 26, 2006
600,000	0.45 then at 0.60	February 26, 2005 February 26, 2006
47,856	0.45 then at 0.60	February 26, 2005 February 26, 2006
5,100,550	0.30 then at 0.35	November 22, 2005 November 22, 2006
744,150	0.30 then at 0.35	November 22, 2005 November 22, 2006

11,419,150

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common as follows:

	2004	2003

Consulting fees	$ 5,000	$ 20,000
Legal fees	21,490	30,266
Legal fees – Aldebarán	7,975	16,500
Legal fees – share issue costs	18,150	-
Rent	-	7,200

	$ 52,615	$ 73,966

b)

Included in accounts payable at December 31, 2004 is $10,147 (June 30, 2004 -  $44,195) due to a law firm controlled by a director and companies related by way of common directors.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the six months ended December 31, 2004

9.

SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	December 31, 2004	June 30, 2004

Brazil	$ 1,105,243	$ 563,652
Canada	14,528	13,457

	$ 1,119,771	$ 577,109

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the six months ended December 31, 2004, the Company conducted non-cash transactions as follows:

a)

The Company issued 744,150 broker warrants with a value of $110,384 relating to a private placement.  These were recorded as share issue costs.

During the six months ended December 31, 2003, the Company conducted non-cash transactions as follows:

a)

The Company issued 400,000 common shares at a value of $40,000 as a loan bonus to a company related by way of directors in common.

b)

The Company issued a total of 355,809 common shares at a value of $35,581 pursuant to the Aldebarán property agreement.

c)

The Company issued 985,000 common shares pursuant to share subscriptions of $98,500 received during the year ended June 30, 2003.

9.

SUBSEQUENT EVENT

Subsequent to December 31, 2004:

a)

The Company issued 38,000 common shares for proceeds of $5,700 on the exercise of share purchase warrants.

b)

SCHEDULE C

MANAGEMENT DISCUSSIONS

LUND GOLD LTD.

(the “Company”)

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

SIX MONTH PERIOD ENDED DECEMBER 31, 2004

The following discussion and analysis, prepared as of February 24, 2005, should be read together with the interim unaudited consolidated financial statements for the six month period ended December 31, 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2004 and June 30, 2003, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

Description of Business

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Aldebarán Property are an exploratory search for minerals.  During the fiscal year ended June 30, 2004, the Company was primarily engaged in the exploration of its Aldebarán Property in Brazil.  Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to a 100% interest in the Aldebarán property in Brazil. Global has the right, pursuant to an underlying agreement, to acquire the property from the owners of the surface and mineral rights.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “LGD”.

Performance Summary

The following is a summary of significant events and transactions that occurred during the period.

1.

As at December 31, 2004, the Company had incurred $986,818 in exploration of its Aldebarán Property in Brazil, of which $531,652 was incurred in the six-month period ended December 31, 2004.  Significant expenditures in the six-month period ended December 31, 2004 include the following:

Category	Amount	Percentage Of Total Expenditures Incurred In The Six Months Ended December 31, 2004
Drilling	$172,275	32.4%
Geological	93,551	17.6%
Local exploration	177,530	33.4%

The Company’s 2004 Phase II exploration program began during the period.  This phase of exploration includes auger geochemical sampling, mechanical (bulldozer) trenching, geological mapping/sampling and a minimum 2,000 metre diamond drilling program.  The drilling is testing the highest priority geological and geochemical target areas, as well as the three distinct geological models indicated by the recent 54.5 line kilometre IP surveying program: iron oxide, epithermal and bulk tonnage quartz stockwork/quartz vein hosted gold mineralization. By the end of the period, the Company had completed 1,500 metres of the 2,000 metre drill program and had reported initial results from the first eight drill holes.  These drill holes were the first holes ever drilled on the Aldebarán Property and successfully tested the Baixao Creek structural and stratigraphic target along a minimum strike length of 500 metres.  All of the holes collared into mineralization, suggesting that the target is wider than previously thought.  These results show a strong correlation with previous surface trench results, particularly between holes ALD04-08 (4.06 g/t gold over five metres, including 18.91 g/t gold over one metre) and the high grade surface trenches located 100 metres to the west that returned 2.36 g/t gold over 5.2 metres and 114.2 g/t gold over one metre.

In addition to the ongoing diamond drilling program, the Company completed 34 auger drill holes to average depths of 10 metres and approximately 1,000 metres of bulldozer trenching.  Results from the auger holes and trench sampling are pending.

Douglas Turnbull, P. Geo., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information in this document.

The Company plans to follow-up on the current program with further soil geochemical sampling, an additional 35 to 40 line kilometres of IP geophysical surveying, expansion of the mechanical trenching, mapping and sampling activity undertaken to date and additional diamond drilling.

2.

In November, 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected yield of 0.0%.

3.

In addition, Ken Morgan and Mark Brown resigned as directors and Max Fugman became a director of the Company.  Mr. Fugman is the President of Jana International Fashions Ltd., an international clothing exporter and wholesaler and is the Canadian Honorary Consul for the Kingdom of Thailand.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2004	Year Ended June 30, 2003	Year Ended June 30, 2002

Total revenues	nil	nil	nil
Net loss	$816,776	$184,661	$57,828
Basic and diluted loss per share	(0.09)	(0.07)	(0.02)
Total assets	1,211,860	225,826	85,527
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended June 30, 2004, the total assets of the Company increased to $1,211,860 from $225,826 as at June 30, 2003, due principally to the sale of share capital to fund its exploration of the Aldebarán Property in Brazil.

The Company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, related to the acquisition and exploration of these properties are capitalized.  All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings.  The net costs related to abandoned properties are charged to earnings.  The Company regularly reviews the carrying values of its mineral properties by reference to the project economics including the timing of the exploration work, the work programs and the exploration results experienced by the Company and others.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

The Company's largest cash outflow in the six-month period ended December, 2004 was as a result of exploration expenditures of $531,652.  These expenditures consisted primarily of drilling and local support costs and geological consulting costs.

Expenses for the six-month period ended December 31, 2004 were $193,015, down from $395,796 for the six-month period ended December 31, 2003.  This decrease is primarily due to reduced stock-based compensation charges which fell to $10,165 from $108,351 (as a result of incentive stock options granted in the previous period), reduced travel and public relations costs which fell to $31,677 from $73,272 (as a result of the engagement of an investor relations consultant in the previous period) and reduced interest expense and loan bonus which fell from $43,284 to nil (as a result of a loan arranged in the previous period to facilitate the Company’s reactivation).

Summary of Quarterly Results

	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003	Three Months Ended March 31, 2003
Total assets	2,207,867	1,144,452	1,211,860	1,338,071	416,797	333,915	225,826	123,155
Resource properties and deferred costs	1,105,243	832,735	563,652	464,026	317,846	226,460	98,493	76,743
Working capital (deficiency)	1,066,012	237,521	573,034	790,763	(197,528)	(72,236)	(125,061)	(155,724)
Shareholders’ equity	2,185,783	1,085,799	1,150,143	1,271,998	136,404	168,378	(11,570)	(62,889)
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(108,750)	(81,259)	(307,853)	(114,560)	(146,079)	(248,284)	(37,181)	(43,951)
Earnings (loss) per share	(0.01)	(0.01)	(0.03)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)

Significant changes in key financial data from 2002 to 2004 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of the Aldebarán Property.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.

Based on its existing working capital, the Company requires additional financing for the Aldebarán Property if it is to continue drilling during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	December 31, 2004	June 30, 2004

Working capital	$1,066,012	$573,034
Deficit	($8,640,731)	($8,450,722)

Capital Resources

In November, 2004, the Company completed a brokered private placement of 5,100,550 units at a price of $0.25 per unit for cash proceeds of $1,170,709, net of commissions of $74,415 and share issue costs of $30,014.  Each unit consists of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.30 per share, if exercised on or before November 22, 2005, and thereafter at a price of $0.35 per share, if exercised on or before November 22, 2006.  The agent received cash commission of $74,415 as well as a broker’s warrant entitling the purchase of up to 744,150 shares of the Company with the same terms as described above, an administration fee of $5,000 (included in share issue costs described above) and a corporate finance fee of 80,000 shares of the Company.  The fair value of the broker warrants is estimated to be $110,384 with a corresponding share purchase warrants amount recorded in shareholders’ equity.  The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 3.26%, an expected life of two years, expected volatility of 123.15% and an expected yield of 0.0%.

During the six month period ended December 31, 2004, the Company also issued 298,500 shares at a price of $0.15 per share to generate net proceeds of $44,775 pursuant to the exercise of share purchase warrants.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to continue with its proposed exploration program for its Aldebarán Property during the current fiscal year.

Related Party Transactions

During the six months ended December 31, 2004, the Company incurred professional fees of $52,615 with companies related by directors in common.  These payments were comprised of $5,000 paid to a company related by way of a common director for consulting services and $47,615 paid or accrued to a company controlled by a director and officer of the Company for legal services.

As at December 31, 2004, accounts payable includes $10,147 due to related parties for legal services.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Financial Instruments

The Company’s financial instruments consist of cash, receivables and accounts payable.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at December 31, 2004, none of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Subsequent Event

Subsequent to December 31, 2004, the Company issued 38,000 common shares for proceeds of $5,700 on the exercise of share purchase warrants.

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending December 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

Date:

March 1, 2005

“Chet Idziszek"

Chet Idziszek

President

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Naomi Corrigan, Chief Financial Officer of Lund Gold Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended December 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: March 1, 2005

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer